Exhibit 99.2

ROGERS COMMUNICATIONS INC.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Rogers Communications Inc. (the “Corporation”) held on April 22, 2020.

Class A Voting Shareholders

1.             Election of Directors

Resolutions electing the following 15 individuals as directors of the Corporation until the next annual general meeting were passed with the following results:

Bonnie R. Brooks Shares Voted For: Withheld:	108,880,670 16,333	John H. Clappison Shares Voted For: Withheld:	108,892,652 4,351

Robert Dépatie Shares Voted For: Withheld:	108,892,646 4,357	Robert J. Gemmell Shares Voted For: Withheld:	108,892,546 4,457

Alan D. Horn Shares Voted For: Withheld:	108,874,839 22,164	Ellis Jacob Shares Voted For: Withheld:	108,892,646 4,357

Philip B. Lind Shares Voted For: Withheld:	108,874,634 22,369	John A. MacDonald Shares Voted For: Withheld:	108,892,546 4,457

Isabelle Marcoux Shares Voted For: Withheld:	108,895,378 1,625	Joe Natale Shares Voted For: Withheld:	108,874,888 22,115

David R. Peterson Shares Voted For: Withheld:	108,870,194 26,809	Edward S. Rogers Shares Voted For: Withheld:	108,874,720 22,283

Loretta A. Rogers Shares Voted For: Withheld:	108,872,760 24,243	Martha L. Rogers Shares Voted For: Withheld:	108,867,630 29,373

Melinda M. Rogers

Shares Voted For: Withheld:	108,873,020 23,983

2.             Appointment of Auditors

A resolution appointing KPMG LLP as auditors of the Corporation until the Corporation’s next annual shareholders meeting was approved for the ensuing year with 108,935,234 shares voted in favour of their appointment and 8,654 withheld.

For additional information, please see the Corporation’s management information circular dated March 5, 2020, a copy of which is available on SEDAR at www.sedar.com.

Toronto, Ontario April 22, 2020

ROGERS COMMUNICATIONS INC.

Per:	“Graeme McPhail”
Graeme McPhail Chief Legal and Regulatory Officer and Secretary